Mail Stop 4561

March 6, 2009

Ryan Chi Wing So, President and Chief Executive Officer
NanoAsia, Ltd.
c/o The Nevada Agency and Trust Company
50 West Liberty Street, Suite 880
Reno, NV 89501

> **Re: NanoAsia, Ltd.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 18, 2009**
> **File No. 333-156409**

Dear Sir:

We have reviewed your revised registration statement and response letter, and have the following comment:

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations in the Next Twelve Months, page 36

1. We note that in response to prior comment 2 from our letter of January 16, 2009, you have revised disclosure in this section to suggest that you do not expect to incur significant expenses in the next twelve months, other than in connection with your reporting obligations and certain other administrative expenses. For example, you state on page 36 that you do not expect to incur significant costs in connection with your efforts to build relationships with NanoDuck and other chemical suppliers and that you believe the costs of your testing and feedback program will be minimal. We note further the disclosure in Business on page 31 indicating that the company will owe NanoDuck a payment of $20,000 within 18 months of March 2008, under the terms of your exclusive distributorship agreement with NanoDuck. Please tell us what consideration you gave to this contractual payment obligation owed to NanoDuck in quantifying the funds necessary for the company to implement its business plan.

Liquidity and Capital Resources, page 38

2. Further to comment 1 above, please tell us what consideration you gave to your contractual payment obligation to NanoDuck in calculating your anticipated

deficiency in capital resources to fund planned operations for the next twelve months, which deficiency your disclosure suggests is approximately $30,000.

***

Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (702) 492-0428
        Rory Vohwinkel, Esq.